UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HRG GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	Commission File No. 001-4219	74-1339132 (I.R.S. Employer Identification Number)

450 Park Avenue, 29th Floor
New York NY 10022
(Address of Principal
Executive Offices and Zip
Code)

George C. Nicholson
Senior Vice President, Chief
Accounting Officer and Acting
Chief Financial Officer
(212) 906-8555
(Name and telephone number, including area
code, of the person to contact in connection
with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01                      Conflict Minerals Disclosure and Report

Conflict minerals are not necessary to the functionality or production of products manufactured or contracted to be manufactured by HRG Group, Inc. and its consolidated subsidiaries (other than Spectrum Brands Holdings, Inc. and its consolidated subsidiaries).  Spectrum Brands Holdings, Inc. has filed a Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.  Interested parties should refer to Spectrum Brands Holdings, Inc.’s Form SD filed on May 27, 2016 for more information regarding Spectrum Brands Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HRG GROUP, INC.

By:	/s/ George C. Nicholson
	Name:	George C. Nicholson
	Title:	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer

	Date:	May 27, 2016